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                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                 SCHEDULE 13D

                 UNDER THE SECURITIES EXCHANGE ACT OF 1934
                            (AMENDMENT NO.          )*
                                          ---------

                              Encore Computer Corp.
           --------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $.01 par value
           --------------------------------------------------------
                          (Title of Class of Securities)

                                   29255510-9
           --------------------------------------------------------
                                 (CUSIP Number)

                                Kenneth A. Weiss
         McGlinchey Stafford, A Professional Limited Liability Company
                               643 Magazine Street
                 New Orleans, LA 70130-3477   (504) 586-1200
           --------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                                September 4, 1996
           --------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

   If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

   Check the following box if a fee is being paid with this statement /X/. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

   NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

   *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

   The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D

CUSIP No.                                                 Page     of     Pages
          ---------                                            ---    ---


-------------------------------------------------------------------------------
 (1) NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     PAUL S. ROSENBLUM
     ###-##-####
-------------------------------------------------------------------------------
 (2) CHECK THE APPROPRIATE BOX IF A MEMBER     (a)  / /
     OF A GROUP*                               (b)  / /
-------------------------------------------------------------------------------
 (3) SEC USE ONLY

-------------------------------------------------------------------------------
 (4) SOURCE OF FUNDS*
     PF; AF
-------------------------------------------------------------------------------
 (5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO / / ITEMS 2(d) OR 2(e)
-------------------------------------------------------------------------------
 (6) CITIZENSHIP OR PLACE OF ORGANIZATION
     LOUISIANA, U.S.A.
-------------------------------------------------------------------------------
NUMBER OF SHARES              (7) SOLE VOTING POWER
 BENEFICIALLY OWNED                 2,729,900
 BY EACH REPORTING           --------------------------------------------------
 PERSON WITH                  (8) SHARED VOTING POWER
                                        --
                             --------------------------------------------------
                              (9) SOLE DISPOSITIVE POWER
                                    2,729,900
                             --------------------------------------------------
                             (10) SHARED DISPOSITIVE POWER
                                        --
-------------------------------------------------------------------------------
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     2,729,900
-------------------------------------------------------------------------------
(12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* / /

-------------------------------------------------------------------------------
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     7.0%
-------------------------------------------------------------------------------
(14) TYPE OF REPORTING PERSON*
     IN
-------------------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!
        INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
     (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

Item. 1.  SECURITY AND ISSUER

          The class of equity securities to which this Statement relates is the Common Stock, $.01 par value (the "Shares"), of Encore Computer Corporation, a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at 6901 West Sunrise Boulevard, Fort Lauderdale, Florida 33313-4499.

Item 2.   IDENTITY AND BACKGROUND

          (a)-(c) This statement is being filed by Paul S. Rosenblum, an individual, whose address is 5400 Jefferson Highway, Harahan, Louisiana 70123. Mr. Rosenblum's principal occupation is President of Rosenblum Ventures, Inc., a real estate management company, whose principal business address is 5400 Jefferson Highway, Harahan, Louisiana 70123.

          (d)-(e) During the last five years, Mr. Rosenblum has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

Item 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

          The aggregate purchase price for the 2,729,900 Shares set forth in item 5 of this Statement as beneficially owned by Mr. Rosenblum, net of amounts realized upon the sale of other shares of Common Stock, was $5,123,943.17. The sources of the funds are set forth in Exhibit A hereto, which is incorporated herein by reference.

Item 4.   PURPOSE OF TRANSACTION

          The Shares were purchased for investment by Mr. Rosenblum individually and through certain affiliated persons that Mr. Rosenblum controls. Mr. Rosenblum intends to review and monitor closely the investment in the Issuer and anticipates that he may increase such investment in the Issuer by acquiring additional Shares in the open market.
          Mr. Rosenblum also reserves the right to decrease the amount of such investment in the Issuer if he believes that circumstances so warrant. He does not have any present intentions which relate to or would result in:

     (i) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

     (ii) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

     (iii) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

     (iv) any material change in the present capitalization or dividend policy of the Issuer;

     (v) any other material change in the present capitalization or dividend policy of the Issuer;

     (vi) changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

     (vii) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

     (viii) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

     (ix)      any action similar to any of those enumerated above.


Item. 5.  INTEREST IN SECURITIES OF THE ISSUER

          (a) Mr. Rosenblum beneficially owns 2,729,900 Shares, representing 7.0% of the total number of Shares outstanding. Such shares are held by Mr. Rosenblum individually and by certain affiliated persons which Mr. Rosenblum controls, as set forth in Exhibit A hereto.

          (b) Mr. Rosenblum has the sole power to vote or to direct the vote and the sole power to dispose of, or to direct the disposition of, the Shares reported as beneficially owned by him.

          (c) Transactions in the class of securities reported on were effected during the last sixty days. These transactions are set forth in Exhibit B hereto, which is incorporated herein by reference.

          (d) Persons other than Mr. Rosenblum have the right to receive dividends from, or proceeds from the sale of, certain of the Shares beneficially owned by Mr. Rosenblum. Such other persons are listed in Exhibit C hereto, which is incorporated herein by reference.

          (e)   not applicable

Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS, OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

          Mr. Rosenblum manages the Shares of the Issuer for himself and the affiliated persons named in Exhibit A. As such, he is entitled to exercise all voting power and to dispose of the Shares. None of the parties, whether Mr. Rosenblum, or the affiliated persons set forth in Exhibit A, has entered into any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to any contracts, arrangements, understandings or relationships concerning the transfer or the voting of any such securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies. None of the Shares are pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over the Shares.


Item 7.   MATERIAL TO BE FILED AS EXHIBITS

     A. Source and amount of funds used in making the purchases of the Shares and number of shares held.

     B. Transactions in the class of securities reported on made during the last sixty days.

     C. Persons who have the right to receive dividends from and have the right to the proceeds from the sale of the Shares.


                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.


     Dated:     August 19, 1997.



                                   /s/ Paul S. Rosenblum
                                   -------------------------------------------
                                   Paul S. Rosenblum

                                    EXHIBIT A



     The source and amount of funds used by the beneficial owner, Paul S. Rosenblum, in making, or causing to be made, the purchases of the Shares, and the number of shares held by each person that is a source of such funds, are as follows:


        Source of Funds                   Amount of Funds      Number of Shares
--------------------------------          ---------------      ----------------

R&L Equity Partners                       $  3,168,837.23         1,199,100
Levy Rosenblum Family Foundation               624,366.02           350,000
R&L Fixed Income Partners                      671,543.65           300,000
Wilshire Realty Company LP                     139,812.50           100,000
United Distributors, Inc.                      123,375.00            50,000
Paul S. Rosenblum                              396,008.77           730,000
                                          ---------------         ---------

                     Total Amount         $  5,123,943.17         2,729,900
                                          ---------------         ---------


                                       (i)

                                    EXHIBIT B



     The following transactions in the class of securities reported on were effected in the last sixty days:


                      Transaction        Number
          Date           Type           of Shares             Price
          ----        -----------       ---------          ----------

        06/03/97          Buy            121,000         $ 113,437.50
        06/03/97          Buy             29,000            27,187.50
        06/04/97          Buy             20,400            19,125.00
        06/04/97          Buy             37,600            36,096.00
        06/10/97          Buy              6,000             5,625.00
        06/11/97          Buy             25,500            24,703.13
        06/12/97          Buy             24,000            23,250.00
        06/13/97          Buy             16,000            15,500.00
        06/18/97          Buy             25,000            24,218.75
        06/24/97          Buy             10,400             9,425.00
        06/25/97          Buy              4,600             4,168.75





                                      (ii)

                                    EXHIBIT C


     The following persons other than Mr. Rosenblum, as owners of record, have the right to receive dividends from and have the right to the proceeds from the sale of the Shares listed opposite their names that are beneficially owned by Mr. Rosenblum:


         Name                               Number of Shares
---------------------------------           ----------------

R&L Equity Partners                            1,199,100
Levy Rosenblum Family Foundation                 350,000
R&L Fixed Income Partners                        300,000
United Distributors, Inc.                         50,000
Wilshire Realty Company LP                       100,000





                                      (iii)